

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

29 March, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


05007030

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 29 March, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 4/7

ROTATION IN KCI KONECRANES TOP MANAGEMENT

The following changes in KCI Konecranes top management responsibilities will be effective as of 1 April 2005:

Mr. Matti Ruotsala, currently Chief Operating Officer, has been appointed to a new position as Senior Vice President, Strategy and Technology, to lead KCI Konecranes' long-term product and service technology development. He will also continue as deputy to the CEO.

Mr. Mikko Uhari, currently President, Special Cranes, will assume the global responsibility for all crane and component business units in order to capture the synergies across these operations. Mr. Pekka Päkkilä, President, Standard Lifting Equipment will report to Uhari.

Mr. Tom Sothard continues as President, Maintenance Services, and as Country Executive for region Americas.

The following appointments will be effective as of 1 September 2005:

Mr Arto Juosila, currently Country Executive, Asia-Pacific, has been appointed Group Vice President, Administration and Business Development. His main responsibilities will include personnel administration, corporate and social responsibility, risk management and business development including M&A.

The Asia-Pacific region will be divided into two parts:

Mr. Harry Ollila, currently Group Vice President, Business Development, has been appointed Country Executive, Northeast Asia. He will be responsible for China, Korea and Japan. Ollila will be based in Shanghai, China.

Mr. Edward Yakos, currently Managing Director of KCI Konecranes, Australia has been appointed Country Executive, Southeast Asia-Pacific. He will be responsible for Australia, New Zealand, Thailand, Singapore, Malaysia, Indonesia and Vietnam.

Ruotsala, Uhari, Sothard, Juosila, Ollila and Yakos will report to Mr. Pekka Lundmark. Lundmark is currently Group Executive Vice President, and the Board of Directors has declared its intent to appoint him President & CEO and Mr. Stig Gustavson Chairman of the Board on 17 June 2005.

These changes will not affect the financial reporting structure of the Group.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. In 2004, Group sales totalled EUR 728 million. The Group has 4850 employees in 35 countries.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Stig Gustavson, President & CEO, Tel. +358-400 411119
Mr. Pekka Lundmark, Group Executive Vice President, Tel. +358-40 821 0638

DISTRIBUTION
Helsinki Stock Exchange, Media